Exhibit 3

PROXY CARD	Please mark your votes like this	☒

			FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)			FOR	AGAINST	ABSTAIN
1.	To elect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:		☐	☐	☐	4.	To approve the payment of directors’ fees to the directors of the Company.	☐	☐	☐

								FOR	AGAINST	ABSTAIN
	NOMINEES:	(01) Shlomo Nehama (02) Ran Fridrich (03) Hemi Raphael (04) Oded Akselrod (05) Anita Leviant				5A.	To approve the Company’s entry into indemnification agreements with, the provision of exemptions to, and the procurement of a directors’ liability insurance policy for, Ran Fridrich and Shlomo Nehama.	☐	☐	☐

								YES	NO
	INSTRUCTION: To withhold authority to vote for any individual nominee, mark “FOR all except” and write the name of such individual for whom you wish your vote to be withheld below:					5B.	In connection with Proposal 5A above, please indicate whether you have a “personal interest” in the approval of the Proposal and, if you indicate YES, please provide details.	☐	☐

			FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
2.	To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2008, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services.		☐	☐	☐	6A.	To approve the terms of a management services agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership.	☐	☐	☐
								YES	NO
						6B.	In connection with Proposal 6A above, please indicate whether you have a “personal interest” in the approval of the Proposal and, if you indicate YES, please provide details.	☐	☐

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

			FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
3.	To review and approve a reverse share split of our ordinary shares at the ratio of one-for-ten and to empower the Company’s Board of Directors to set the date for such reverse share split and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association to effect such reverse share split.		☐	☐	☐	7.	To amend and restate the Company’s Amended and Restated Articles of Association by adopting the Second Amended and Restated Articles of Association of the Company attached to the Proxy Statement.	☐	☐	☐

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature ______________________________________ Signature ______________________________________ Date __________, 2008.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2008

        The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Ran Fridrich and Yosef Zylberberg (each of them hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 1.00 nominal value per share (the “ordinary shares”), of the Company held of record by the undersigned at the close of business on November 28, 2008, at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at Ackerstein Towers, 11 Hamenofim St., Tower B, 5th Floor, Herzliya 46120, Israel, on December 30, 2008, at 11:00 a.m., Israel time (the “Shareholders Meeting”), and any adjournment(s) thereof.

        WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4, 5A and 6A AND “ABSTAIN” WITH RESPECT TO PROPOSAL 7.

        With respect to any additional matters as may properly come before the Shareholders Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with his best judgment.

        Return of your proxy does not deprive you of your right to attend the Shareholders Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders Meeting.

(Continued, and to be marked, dated and signed, on the other side)